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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                          (Amendment No.     18     )*
                                        ------------

                              Fifth Third Bancorp
 ------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Stock, without Par Value
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   316773-10-0
 ------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ] . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 pages


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                                  SCHEDULE 13G

CUSIP NO.   316773100
         ------------

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Fifth Third Bancorp
                      31-0854434
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ X ]
                                                             (b)
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States of America (Ohio corporation)
--------------------------------------------------------------------------------
                                  5  SOLE VOTING POWER
                                     As to all matters, including election
                                       of directors 2,378,764
           NUMBER OF                 As to all matters, other than election
            SHARES                     of directors 538,570
         BENEFICIALLY           -----------------------------------------------
           OWNED BY               6  SHARED VOTING POWER
            EACH                     As to all matters, including election
           REPORTING                   of directors 1,312
            PERSON              -----------------------------------------------
             WITH                 7  SOLE DISPOSITIVE POWER
                                     3,605,644
                                -----------------------------------------------
                                  8  SHARED DISPOSITIVE POWER
                                     773,967
--------------------------------------------------------------------------------
    9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             4,758,165
--------------------------------------------------------------------------------

   10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* 3,667,600 shares, with respect to which the reporting person has neither voting nor dispositive rights, are excluded
--------------------------------------------------------------------------------

   11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                             4.49%
--------------------------------------------------------------------------------

   12  TYPE OF REPORTING PERSON*
       Holding company as defined in Section 240.13d-1(b) (ii) (G) of the Exchange Act Rules
--------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

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ITEM 1 (a) NAME OF ISSUER:

                Fifth Third Bancorp

       (b)  Address of Issuer's Principal Executive Office:

                38 Fountain Square Plaza
                Cincinnati, Ohio  45263

ITEM 2 (a)-(c)  NAMES, ADDRESSES & CITIZENSHIP OF PERSONS FILING:

                Fifth Third Bancorp
                38 Fountain Square Plaza
                Cincinnati, Ohio  45263

       (d) Title of Class of Securities:

           Common Stock, without par value

ITEM 2 (e) CUSIP NUMBER:

           316773100

ITEM 3 FIFTH THIRD BANCORP IS FILING AS A PARENT HOLDING COMPANY IN ACCORDANCE WITH SECTION 240.13d-1 (b)(ii)(G) OF THE EXCHANGE Act RULES. (AS SUCH, SHARES OF ALL ITS SUBSIDIARIES, INCLUDING THE FIFTH THIRD BANK, ARE INCLUDED).

ITEM 4     OWNERSHIP:

           This report relates to an aggregate of 4,758,165 shares of the Class A Common Stock of Fifth Third Bancorp, without par value. These shares are held in a total of 939 separate fiduciary accounts maintained by the Trust Departments of the Fifth Third Bancorp subsidiaries. No one fiduciary account contains more than 5% of the outstanding shares of Fifth Third Bancorp.

           Note:  Effective for shareholders of record on December 31, 1996.


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 3 of 5 pages

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 The following tabulation sets forth the shares with respect to which voting rights are held or shared and those shares as to which there is the power of disposal. It should be noted that the Ohio statutory and case law preclude voting of Bank subsidiary-held shares for Fifth Third Bancorp directors in certain instances and accordingly, creates the difference in voting rights as to the election of directors and other matters as shown by the following tabulation:

(a)  Amount Beneficially Owned:

     Fifth Third Bancorp subsidiaries have neither voting power nor dispositive power with respect to 3,667,600 shares of Fifth Third Bancorp stock. The remaining 4,758,165 shares of the outstanding stock held by Fifth Third Bancorp subsidiaries may be deemed beneficially held.

(b)  Percentage of Class:

     Fifth Third Bancorp - 4.49%

(c) Number of Shares as to which Fifth Third Bancorp, through its subsidiaries, has:

                                       For all matters,     For all matters
                                       including elec-     other than elec-
                                       tion of Directors   tion of Directors
                                       -----------------   -----------------
    (i)  Sole power to vote
         or to direct the vote              2,378,764           538,570

   (ii)  Shared Power to vote
         or to direct the vote                  1,312               -0-

   (iii) Sole Power to dispose
         or to direct the
         disposition of                     3,605,644               -0-

   (iv)  Shared power to dispose
         or to direct the
         disposition of                       773,967               -0-





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ITEM 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.:

         Fifth Third Bancorp holds beneficial rights with respect to less than 5% of the issuing stock.

ITEM 6   Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable

ITEM 7 Identification and Classification of the Subsidiary which acquired the Security being Reported on by the Parent Holding company.

         This report is being filed by Fifth Third Bancorp, the parent holding company of ten (10) entities holding beneficial ownership of the class of shares being described herein.


ITEM 8-9 Not Applicable

ITEM 10  CERTIFICATION

        By signing below the undersigned certified that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13, 1997
----------------
Date


FIFTH THIRD BANCORP


By: /s/ Michael K. Keating
   -----------------------
Name: Michael K. Keating
Title: Secretary


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